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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

(Name of Issuer)
(Title of Class of Securities)
(CUSIP Number)
September 16, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No.	50047P104

1	NAMES OF REPORTING PERSONS: Nick Ning YANG

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): N/A
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		255,500,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		255,500,000

WITH:	8	SHARED DISPOSITIVE POWER:

		N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	255,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): N/A

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	18.45%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 2 of 5 pages

Item 1.
(a)	Name of Issuer: KongZhong Corporation

(b)	Address of Issuer’s Principal Executive Offices: 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Haidian District, Beijing, 100044, China
Item 2.
(a)	Name of Person Filing: Nick Ning YANG

(b)	Address of Principal Business Office or, if none, Residence: 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Haidian District, Beijing, 100044, China

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Ordinary shares

(e)	CUSIP Number: 50047P104
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 255,500,000

Page 3 of 5 pages

(b)	Percent of class: 18.45%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 255,500,000

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of: 255,500,000

(iv)	Shared power to dispose or to direct the disposition of: N/A
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class.
     Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not applicable.
Item 8.	Identification and Classification of Members of the Group.
     Not applicable.
Item 9.	Notice of Dissolution of Group.
     Not applicable.
Item 10.	Certification.
     Not applicable.

Page 4 of 5 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2006
Date

/s/ Nick Yang
Signature

Nick Yang, President, KongZhong Corporation
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

Page 5 of 5 pages